UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No       X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Notification of directors’ interests: Companies Act 1985 s.329
News Release

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: February 10, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: February 10, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

7 January 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 January 2003 that on 7 January 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 382.25p per share:

Director	Number of Shares

Mr C J Lendrum	32
Mr J S Varley	32

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	202,892	—
Mr J S Varley	247,480	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,656,045 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

13 January 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 13 January 2003 that it had on 8 January 2003 exercised its discretion and released 4,811 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,651,234 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

News Release

31 January 2003

BARCLAYS BANK ACQUIRES UK BUSINESS OF CHARLES SCHWAB EUROPE

Barclays PLC today, 31 January 2003, announces that it has acquired Charles Schwab Europe, ‘CSE’. The acquisition brings together Barclays Stockbrokers, the UK’s largest retail stockbroker, with CSE, an award winning execution-only broker, to create the leading market player in UK retail broking. The unaudited net tangible assets of CSE at the end of December 2002 amounted to £17m.

The CSE business has a client base of more than 150,000 accounts, and an award winning website. The business will be integrated with Barclays Stockbrokers, part of Barclays Private Clients, a process expected to take between six and nine months. The combined business will have over 500,000 execution-only client accounts.

During integration the services provided by CSE and Barclays Stockbrokers will remain largely unchanged in the interests of maximising service continuity for customers. Post integration the objective is to leverage the complementary strengths of the two businesses, bringing together Barclays Stockbrokers’ independent research and overseas dealing capabilities with CSE’s stockbroker service, which is mainly distributed through the on-line channel.

Barclays Stockbrokers proposes to consolidate the two operations at its sites in Glasgow and Peterborough. Once integrated, it is expected that the CSE sites in Birmingham and Milton Keynes will close. It is anticipated that closure will take place during the second half of 2003.

Commenting, Bob Hunter, Chief Executive, Barclays Private Clients, said. “Today’s acquisition of Charles Schwab Europe furthers our strategic ambition of delivering world-class investment at great value. By combining the UK’s largest stockbroker with the player offering the best on-line service in the country we will expand the breadth and quality of investment services that we can offer the customers of both organisations. At the same time we expect to achieve significant efficiency gains.”

William Atwell, Executive Vice President, Schwab International, said. “We’re proud of what we have achieved since first establishing our presence in the United Kingdom in 1992. We are one of the UK’s leading execution-only brokers and have won numerous accolades for our website and our customer service.”

“But we cannot ignore the fact that we are operating in a very difficult market. As we looked to the future it became clear that we could not achieve our market share goals in the UK without an acquisition or a significant investment in the expansion of our pound sterling services to a fuller offering integrated with banking. Ultimately we reached the difficult conclusion that such an investment did not make sense for our firm at this time. However, in line with our corporate strategy, we will continue seeking to aggressively grow our US dollar business in the UK and elsewhere.”

“In Barclays I am confident we have found the best new home for our pound sterling customers: a company that shares our passion for customer service and that will provide investors with the rich array of banking and investing services they deserve. We’ll work closely with Barclays Stockbrokers to ensure the transition is as seamless as possible for customers.”

- Ends -

Contacts:

Barclays:

Hilary McVitty, Head of Public Relations Barclays Private Clients
Tel: office 020 7699 2674/ mobile 07775 542 492

Andrew McDougall, Public Relations Manager, Tel: 020 7699 3534

Out of hours pager: 07659 590 891

Charles Schwab Europe:

Rebecca Mayo, Lansons Communications, Tel office, 0207 294 3646/mobile, 07974 177 160

Glen Mathison, Vice President, Public Relations: Tel: office, 001 415 636 5448/mobile, 001 415 699 0003

Notes to Editors:

Barclays Stockbrokers Limited

■	There are more than 100 suppliers of retail stockbroking in the UK of which Barclays Stockbrokers is the largest measured by total trades on the London Stock Exchange (source: Compeer).

■	Barclays Stockbrokers has more than 300,000 execution-only customers.

■	Barclays Stockbrokers offers nominee clients, free access to research from in-house analysts as well as leading independent investment banks.

■	In 2002, it launched an alert service for clients when a share recommendation changes. It has recently launched out-of-hours dealing and limit orders.

■	It has a fund supermarket with 140 funds from 15 leading managers

■	It was the first in the market to launch a “price improver” service, which searches the market for the best price and improves the price for clients in 90% of cases.

■	In 2002 Barclays Stockbrokers won the Best Overseas Share Dealing award (Shares Magazine, UK Equity Awards) and was named as the Best Stockbroker Research Provider in the last Shares Equity Awards. It was also ‘Highly Commended’ in the 2002 Best Share Dealing site award (Incisive Online Finance Awards)

■	Further information is available from www.barclays-stockbrokers.co.uk

■	Barclays Stockbrokers is a member firm of the London Stock Exchange and LIFFE, an Inland Revenue approved Plan Manager and is regulated by the Financial Services Authority.

Charles Schwab Europe (CSE):

■	CSE was first established in the UK in 1992

■	In 1995 it acquired Sharelink which was re-branded Charles Schwab in 1997

■	In June 1998 CSE launched the first UK online dealing service.

■	CSE was also the first company to offer online self select ISAs in the UK and is now the leading provider of online self select ISAs.

■	The company offers: dealing services in US and UK shares; and eight different accounts:

■	Dealing is conducted through a variety of channels: face-to-face, telephone, “Touch Tone” and increasingly, the Internet.

■	In March 2002 CSE launched Fund Select, a fund supermarket offering over 130 funds at discounted rates.

■	CSE is a member firm of the London Stock Exchange and LIFFE, an Inland Revenue approved Plan Manager and is regulated by the Financial Services Authority.

Charles Schwab Corporation:

The Charles Schwab Corporation (NYSE: SCH), through Charles Schwab & Co., Inc. (member SIPC / NYSE), U.S. Trust Corporation, CyberTrader, Inc. (member SIPC / NASD) and its other operating subsidiaries, is one of the largest financial services firms in the U.S. serving 7.8 million active accounts with $846 billion in client assets through 429 domestic offices, five regional client telephone service centers and automated telephonic and online channels. The Charles Schwab & Co., U.S. Trust and CyberTrader web sites can be reached at www.schwab.com, www.ustrust.com and www.cybertrader.com, respectively.